

May 15, 2023

Jason Carss
General Counsel and Secretary
KKR Infrastructure Conglomerate LLC
30 Hudson Yards
New York, NY 10001

> **Re: KKR Infrastructure Conglomerate LLC**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed February 3, 2023**
> **Response Letter dated May 9, 2023**
> **File No. 000-56484**

Dear Jason Carss:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Correspondence filed May 9, 2023

Exhibit A, page 3

1.　We note your response to prior comment 1 and reissue our comment in part. Please confirm that you will provide a statement that the Manager is ultimately responsible for your NAV calculations in future filings, as disclosure in Item 9 of your Form 10 is unclear whether the Manager or the Administrator is responsible for the calculation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.-

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Brod